

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No. 82-4163

COPY

03 APR 29 AM 7:21

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext. 254
Direct Email: jcolaw@jcolaw.com

April 23, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (403) 297-6156
Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta
T2P 3C4
Attention: Insider Reports


03050627

SUPPL

Dear Sirs/Mesdames:

RE: Outlook Resources Inc. ("Outlook")
- Insider Report and Amended Insider Report of Robert Farah
File No. 1006

For filing with your offices, please find enclosed the following:

1. Insider Report dated April 23, 2003; and

2. Amended Insider Report dated March 20, 2002 **to include the stock option grant to Mr. Farah on June 12, 2001 which grant was never reported**.

For your ease of reference, I also enclose more legible but unsigned copies of these Reports. Please process these documents at your earliest convenience.

Should you have any questions, please let me know.

Thank you very much for your assistance.

Yours very truly,

JOHNSTONE & COMPANY

COPY

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dw 5/27

Per: Vivian Louie
Law Clerk

Encls.

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

F:\WPDOC\LTR\Outlook\ins rf apr03.wpd

Exemption No. 82-4163

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

OUTLOOK RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20 / 3 / 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): __ / __ / __

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FARAH

GIVEN NAMES: ROBERT

No.: 261 STREET: ALICE-CARRIERE APT:

CITY: BEACONSFIELD

PROV.: QUEBEC POSTAL CODE: H9W 6E6

BUSINESS TELEPHONE NUMBER: 514-354-0101 Ext. 595

BUSINESS FAX NUMBER: 514-354-9247

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4163

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	77,000	2	4	2003	16	70,000		$0.10		147,000	1	See Remark 1
OPTIONS	300,000	18	10	2002	50	50,000				350,000	1	See Remark 2
WARRANTS	NIL	2	4	2003	16	70,000				70,000	1	See Remark 1

ATTACHMENT [ ] YES [x] NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [x] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. On April 2, 2003, the undersigned acquired 70,000 units of Outlook Resources Inc. priced at $0.10 per unit with each unit consisting of one (1) common share and one (1) share purchase warrant with each warrant entitling the holder to acquire a common share at $0.10 until April 2, 2005.

2. Options to acquire common shares at $0.10 until October 18, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT FARAH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 23 / 4 / 2003

Exemption No.
82 - 4163

FORM 55-102F6

AMENDED INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

OUTLOOK RESOURCES INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 19 / 12 / 2000

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [X] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FARAH

GIVEN NAMES: ROBERT

NO.: 17 STREET: DU CHAMBERTIN STREET APT:

CITY: KIRKLAND

PROV.: QUEBEC POSTAL CODE: H9H 5E4

BUSINESS TELEPHONE NUMBER: 514-354-0101 Ext. 595

BUSINESS FAX NUMBER: 514-354-9247

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUEBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-4163

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	27,000	6	2	2002	51	50,000		$0.10		77,000	1	
OPTIONS	250,000	12	6	2001	50	50,000				300,000	1	See Remark 1
	300,000	6	2	2002	51		50,000	$0.10		250,000	1	
	250,000	15	3	2002	50	50,000				300,000	1	See Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Options to acquire common shares at $0.10 until June 11, 2006.
2. Options to acquire common shares at $0.10 until March 15, 2007.
3. This report replaces the insider report filed on March 21, 2002.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT FARAH

SIGNATURE:



DATE OF THE REPORT (DAY / MONTH / YEAR): 20 / 3 / 2002